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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                December                             2005
                                ---------------------------------  --------
Commission File Number          1-14620
                                ---------------------------------

                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F                    Form 40-F      X
                 ----------------              -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                          No     X
                   ------------               ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

  1           Material Change Report, dated December 30, 2005


This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.


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                                                                      Document 1



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                                  Form 51-102F3
                             Material Change Report


Item 1       Name and Address of Company

Crystallex International Corporation (the "Company")
18 King Street East
Suite 1210
Toronto, Ontario
M5C 1C4


Item 2       Date of Material Change

December 29, 2005


Item 3       News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on December 30, 2005 in Canada.


Item 4       Summary of Material Change

On December 30, 2005, the Company announced that it had acquired the minority shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit) and that the outstanding arbitration proceedings between the Company and one of its subsidiaries and Corporacion Vengroup, S.A. had been settled.


Item 5       Full Description of Material Change

On December 30, 2005, the Company announced that it had acquired the minority shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit) and that the outstanding arbitration proceedings between the Company and one of its subsidiaries and Corporacion Vengroup, S.A. ("Vengroup") had been settled.


Under the terms of the transaction:

o ECM (Venco) Ltd. ("ECM") (an indirect, wholly-owned subsidiary of the Company) purchased the 49% outstanding interest in Osmin Holdings Limited and the 30% outstanding interest in Tamanaco Holdings Limited owned by Vengroup and a related company for consideration consisting of U.S.$6.6 million payable as follows:

     o U.S.$3.0 million, by the issuance and delivery to Vengroup of 1,467,136 common shares of the Company; and

     o U.S.$3.6 million, by the issuance and delivery to Vengroup of a U.S.$3.6 million exchangeable promissory note of ECM; and

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o    the arbitration proceedings between the Company and ECM and Vengroup have been terminated and the parties have delivered mutual releases with respect to the subject matter of the arbitration proceedings.

The exchangeable promissory note is non-interest bearing and payable in four equal semi-annual instalments commencing June 29, 2006. Vengroup may elect to exchange the instalment payments for common shares of the Company. ECM and the Company may also elect to exchange the instalment payments for common shares of the Company. The number of common shares to be delivered to Vengroup will be based on the weighted average trading price of the common shares on the Toronto Stock Exchange during the five trading days immediately preceding the delivery of an exchange notice by Vengroup or ECM and the Company.

As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company now owns 100% of Osmin Holdings Limited and Tamanaco Holdings Limited. ECM's obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and the guarantee is secured by a pledge of the shares of ECM's Venezuelan subsidiary that directly owns the principal Lo Increible mining properties held by ECM.

As part of the transaction, the Company entered into a two-year consulting agreement with the principals of Vengroup pursuant to which the Company has agreed to pay aggregate consulting fess of U.S.$600,000.


Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.


Item 7            Omitted Information

No information has been omitted on the basis that it is confidential information.


Item 8       Executive Officer

Daniel R. Ross
Executive Vice President and Corporate Counsel
Telephone:        416.777.7323


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Item 9            Date of Report

December 30, 2005


                                  CRYSTALLEX INTERNATIONAL CORPORATION



                                  By:      Daniel R. Ross
                                       ----------------------------------
                                  Name:    Daniel R. Ross
                                  Title:   Executive Vice President and
                                           Corporate Counsel





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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CRYSTALLEX INTERNATIONAL CORPORATION
                                       ------------------------------------
                                                  (Registrant)

Date:        December 30, 2005         By:     /s/  Daniel R. Ross
             ---------------------         -------------------------------------
                                            Name:   Daniel R. Ross
                                            Title:  Executive Vice President
                                                    and Corporate Counsel